

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

John North
Chief Executive Officer
Lazydays Holdings, Inc.
4042 Park Oaks Blvd., Suite 350
Tampa, Florida 33610

> **Re: Lazydays Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 12, 2023**
> **File No. 333-274489**

Dear John North:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed October 12, 2023

Cover Page

1. We note you have revised the offering price for a share of common stock such that it is no longer a fixed price and instead depends on the market price of your stock. We believe this has transformed the offering into a primary at-the-market offering. Rule 415(a)(4) defines the term "at-the-market offering" as an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price. Further, Rule 415(a)(4) restricts primary at-the-market offerings to those issuers that fall within Rule 415(a)(1)(x), which, in turn, is limited to offerings registered on Form S-3. Accordingly, please either amend on to Form S-3 if you are eligible to do so or set a fixed price for the common stock.

2. Please revise to disclose the maximum number of securities to be registered in your offering instead of the dollar amount. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services